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                                   EXHIBIT 21

                       LIST OF SUBSIDIARIES OF THE COMPANY

Direct Subsidiary: Columbia County Farmers National Bank, chartered under the laws of the United States of America, a national banking association.

Direct (50 percent
Owned) Subsidiary: Neighborhood Group, Inc., incorporated under the laws of the
                   Commonwealth of Pennsylvania.


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